Exhibit 1.2

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Investor Relations Craig Celek CDC Corporation 212-661-2160 craig.celek@cdccorporation.net	Media Relations Ida Ho CDC Corporation 852-2237-7181 ida.ho@hk.china.com

FOR IMMEDIATE RELEASE

CDC Games Acquires PRC License For The No. 1 Online Game in Korea’s Internet Cafes

[Beijing, August 21, 2006] CDC Games, a wholly owned subsidiary of China.com Inc, a business unit of CDC Corporation (NASDAQ: CHINA), today announced that it has acquired the PRC license to the No. 1 online game in Korea’s Internet cafes, Special Force, from its developer Dragonfly.

Special Force was launched in Korea in July 2004 and has been the top ranked online game in Korea’s Internet cafes for the past year with close to 12% market share in a recent survey by a leading games research company. It has over 11 million registered users and a professional league with 36 teams and the richest prize money for online gaming in Korea. It is a military First Person Shooter online game where the players can create their own elite military units with customized weapons and equipment selected from those used by special forces from around the world such as the SAS and Delta Force.

Following in the pioneering footsteps of Yulgang, CDC’s blockbuster online game in China, Special Force will be free to play with players paying for virtual merchandise. Special Force will leverage the nationwide server network developed by CDC Games to support Yulgang’s operations. The new game is expected to launch in Q4, 2006.

“Dragonfly is excited to be partnering with CDC Games, one of the most successful online game companies in China. Based on their outstanding track record we have very high hopes for this new game in China. We look forward to a long and successful partnership with them,” said Mr. C. W. Park, Chief Executive Officer of Dragonfly.

“We are proud to bring one of Korea’s most popular games to our users in China,¡± said Dr. Xiaowei Chen, Chief Financial Officer of China.com Inc. “With the continuing success of Yulgang and the enormous potential we see for Special Force, CDC Games is well positioned to continue to grow and maintain its position as a leader in online gaming in China.”

About CDC Corporation

The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA — News), please visit www.cdccorporation.net.

About CDC Games

CDC Games Limited is focused on building a diversified mix of online game assets and strategic alliances and is a wholly owned subsidiary of China.com Inc. CDC Games is one of the market leaders of online and mobile games in China with over 30 million registered users.

About China.com Inc.

China.com Inc. ( HK GEM Stock Code: 8006; website: www.inc.china.com ), a leading Online game, MVAS and Internet services company operating principally in China, and a 77%-owned subsidiary of CDC Corporation, was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000. In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.

About CDC Mobile

CDC Mobile is the wholly owned subsidiary of China.com Inc and is focused on providing MVAS products to subscribers in China.

About CDC Software

CDC Software, The Customer-Driven Company™, is a provider of comprehensive enterprise software applications and services designed to help businesses thrive and become customer-driven market leaders. The company’s industry-specific solutions are used by more than 5,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. CDC Software’s product suite includes Pivotal CRM (customer relationship management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Ross ERP (enterprise resource planning) and SCM (supply chain management), IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions. CDC Software is ranked number 18 on the Manufacturing Business Technology 2006 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: the ability of CDC Games to launch and operate Special Force, the popularity of Special Force in China, the ability of CDC Games to acquire additional online games, the ability of China.com Inc to grow its online game business both organically and through targeted acquisitions; the ability to realize strategic objectives by taking advantage of market opportunities; the ability to make changes in business strategy, development plans and product offerings; and regulatory developments in China. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

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